GOLDCORP REPORTS SECOND QUARTER 2017 RESULTS

Vancouver, July 26, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") today reported its second quarter 2017 results.

Second Quarter Highlights

- **Net earnings for the second quarter of 2017 were $135 million, or $0.16 per share, compared to a net loss of $78 million, or $0.09 per share, for the second quarter of 2016.** Operating cash flows for the second quarter of 2017 were $158 million. Adjusted operating cash flows were $320 million[1] for the second quarter of 2017 compared to $204 million for the same period in the prior year.

- **Gold production of 635,000 ounces at all-in sustaining costs ("AISC") of $800 per ounce, compared to 613,000 ounces at AISC of $1,067 for the second quarter of 2016[1].** 2017 guidance reconfirmed for gold production of 2.5 million ounces (+/- 5%). 2017 AISC guidance has been improved to $825[2] per ounce (+/- 5%) from $850 per ounce, reflecting the progress the Company has made on its initiative to realize $250 million in sustainable annual efficiencies by the middle of 2018.

- **Program to implement $250 million of sustainable annual efficiencies by the middle of 2018 on track with $200 million expected to be achieved in 2017.** More than 100% of the targeted efficiencies have been identified, with the program likely to be extended and the efficiency target increased, after we achieve our current target.

- **Portfolio optimization continues to drive increasing net asset value ("NAV") per share.** The Company's plan to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC over the next five years advanced with the formation of a 50/50 joint venture with Barrick Gold Corporation in the Maricunga district in Chile, the divestiture of $500 million of non-core assets in Mexico and Guatemala and solid execution on the Company's key growth projects.

"We have now delivered four consecutive quarters of on target gold production while also consistently expanding our margins per ounce of gold sales through our successful efficiency program," said David Garofalo, President & Chief Executive Officer. "In addition, over the last 18 months, $500 million of proceeds from non-core asset sales has been reinvested in two new projects that has seen us increase our gold reserves from 41 million to 50 million ounces. We are targeting a further 20% increase in gold reserves over the next five years while we increase production by 20% and drive down our all-in sustaining costs by 20%, from our existing portfolio of mines and projects."

FINANCIAL AND OPERATING RESULTS

($ millions, except where indicated)	Three months ended June 30, 2017	Three months ended June 30, 2016
Gold production[1] (ounces)	**635,000**	613,000
Gold sales[1] (ounces)	**649,000**	616,000
Operating cash flows	**$158**	$234
Adjusted operating cash flows[1],[2]	**$320**	$204
Net earnings (loss)	**$135**	($78)
Net earnings (loss) per share	**$0.16**	($0.09)
By-product cash costs[1],[3] (per ounce)	**$510**	$728
AISC[1],[3] (per ounce)	**$800**	$1,067

Net earnings and net earnings per share for the second quarter of 2017 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as (increases)/decreases to net income and net income per share):

($ millions, except where indicated)	Pre-tax	After-tax	$/share
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses	($ -)	($45)	$(0.05)
Unrealized foreign exchange loss on Argentine peso denominated construction value-added tax receivable	$6	$6	$0.01

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of its operations and projects. This can be accessed by clicking on this link: MD&A - Financials.

Board Appointment and Senior Management Change

The Company is pleased to announce the appointment of Matthew Coon Come to the Company's Board of Directors, effective July 26, 2017.

"Matthew is a tremendous addition to our Board of Directors," said Ian Telfer, Chairman of the Board of Goldcorp. "His dedication and leadership in advocating for the rights of Indigenous people, both in Canada and internationally, will be instrumental as we continue to strengthen relationships with our community partners."

Mr. Coon Come, 61, is a national and international leader and an advocate of indigenous rights. He is the former Grand Chief of the Grand Council of the Crees and the former Chairperson of the Cree Regional Authority, positions he held for over 20 years. He also served as National Chief of the Assembly of First Nations from 2000 to 2003. In recognition of his leadership in environmental stewardship, Mr. Coon Come was awarded the Goldman Prize in 1994, considered by many as the "Nobel Prize of Environmental Awards".

Mr. Coon Come studied political science, economics, native studies and courses in law at both Trent and McGill Universities. He also received honorary Doctor of Laws degrees from Trent University in 1998 and the University of Toronto in 2000, in recognition for his leadership and the significance of his work. He is currently a Director of Labrador Iron Mines Holdings Limited.

The Company also announced that, as part of a planned succession, Russell Ball, Executive Vice-President Chief Financial Officer and Corporate Development, will be leaving the organization. Mr. Ball has served as Goldcorp's CFO since March 2016, after joining Goldcorp in 2013 as Executive Vice President, Projects and Capital Management.

Jason Attew, Senior Vice President, Corporate Development and Strategy, will assume the role of EVP, Chief Financial Officer and Corporate Development in the coming months following completion of the transition. Mr. Attew joined Goldcorp in August 2016, having most recently served as Managing Director, Global Metals and Mining for BMO Capital Markets.

"On behalf of the management team and the board of directors, I would like to thank Russell and wish him success in the future," said David Garofalo, President and Chief Executive Officer. "Russell has been an outstanding business partner to me since my appointment as CEO in 2016. Since assuming the CFO role, Russell has done an outstanding job in restructuring our finance organization, leaving it a much stronger function. I look forward to working with Jason as he assumes leadership of our finance organization."

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Conference Call and Webcast

Date: Thursday, July 27, 2017

Time: 10:00 a.m. (PST)

Dial-in: 1-800-355-4959 (toll-free) or 1-416-340-2216 (outside Canada and the US)

Replay: 1-800-408-3053 (toll-free) or 1-905-694-9451 (outside Canada and the US)

Replay end date: August 27, 2017

Replay Passcode: Conference ID#: 2296992

A live and archived webcast will also be available.

Footnotes

1.   The Company has included non-GAAP performance measures on an attributable basis (Goldcorp's share) throughout this release. Attributable performance measures include the Company's mining operations and projects and the Company's share from Pueblo Viejo, Alumbrera, Leagold and NuevaUnión.

2.   Adjusted operating cash flows comprises Goldcorp's share of operating cash flows before working capital changes, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo, Leagold and NuevaUnión's operating cash flows before working capital changes. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to operate without reliance on additional external funding or use of available cash.

The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp's share of adjusted operating cash flows:

($ millions)	Three months ended June 30	
	2017	**2016**
Net cash provided by operating activities of continuing operations	$158	$234
Change in working capital	77	(89)
Adjusted operating cash flows provided by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión	$85	$59
Goldcorp's share of adjusted operating cash flows	$320	$204

3.   "Cash costs: by product" per ounce and "AISC" per ounce are non-GAAP financial performance measures.

Cash costs: by-product:

Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

AISC:

AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore growth capital is excluded. Certain other cash expenditures, including non-sustaining expenditures, tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

The following tables provide a reconciliation of total cash costs: by product to reported production costs:

Three months ended June 30, 2017
($ millions unless stated otherwise)

	Production costs [a]	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (000's)	Total Cash Costs: by-product per ounce [b][c]
Total - Attributable basis	$ 567	$ (266)	$ 33	$ (2)	$ 332	649	$ 510
Less associates and joint ventures	$ (111)	$ 42	$ (3)	$ -	$ (72)	(152)	$ (478)
Total - Consolidated	$ 456	$ (224)	$ 30	$ (2)	$ 260	497	$ 520

Three months ended June 30, 2016
($ millions unless stated otherwise)

	Production costs [a]	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (000's)	Total Cash Costs: by-product per ounce [b][c]
Total - Attributable basis	$ 580	$ (156)	$ 23	$ -	$ 447	616	$ 728
Less associates and joint ventures	$ (81)	$ 29	$ (3)	$ -	$ (55)	(112)	$ (505)
Total - Consolidated	$ 499	$ (127)	$ 20	$ -	$ 392	504	$ 777

(a) $18 million in royalties are included in production costs for the three months ended June 30, 2017 (three months ended June 30, 2016– $9 million).

(b)   Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(c)   If silver, copper, lead and zinc were treated as co-products, total cash costs for the three months ended June 30, 2017 would have been $644 per ounce of gold (three months ended June 30, 2016 – $716).

As described above, AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's cash costs: by-product and which are reconciled to reported production costs in the tables above. The following tables provide a reconciliation of AISC per ounce to total cash costs: by product:

Three months ended June 30, 2017

($ millions unless stated otherwise)

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce[a]
Total – Attributable basis	$ 332	$ 36	$ 5	$ 13	$ 133	$ 519	649	$ 800
Less associates and joint ventures	(72)	-	-	(4)	(10)	(86)	(152)	(574)
TOTAL	$ 260	$ 36	$ 5	$ 9	$ 123	$ 433	497	$ 868

Three months ended June 30, 2016
($ millions unless stated otherwise)

	Total cash costs: by-product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce[a]
Total – Attributable basis	$ 447	$ 50	$ 7	$ 13	$ 140	$ 657	616	$ 1,067
Less associates and joint ventures	(55)	-	-	(4)	(10)	(69)	(112)	(623)
TOTAL	$ 392	$ 50	$ 7	$ 9	$ 130	$ 588	504	$ 1,165

(a)   AISC may not calculate based on amounts presented in these tables due to rounding.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT:

Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com

MEDIA CONTACT:

Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com